SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On January 6, 2025, BioLineRx Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain institutional investors providing for the issuance and sale, in a registered direct offering (the “Offering”), of 50,000,000 American Depositary Shares (“ADSs”), each ADS representing fifteen ordinary shares, par value NIS 0.10, of the Company (or pre-funded warrants to purchase ADSs in lieu of ADSs (the “Pre-Funded Warrants”)). Each ADS and Pre-Funded Warrant will be sold together with a number of warrants equal to the aggregate number of ADSs and Pre-Funded Warrants sold in the Offering, or in total warrants to purchase up to an aggregate of 50,000,000 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at a combined purchase price of $0.20 per ADS and accompanying Ordinary Warrant and $0.1999 per Pre-Funded Warrant and accompanying Ordinary Warrant. Aggregate gross proceeds from the Offering (without taking into account any proceeds from any future exercises of Warrants) are expected to be approximately $10 million. The Offering is expected to close on or about January 7, 2025 (the “Closing Date”), subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for research and development activities, the expansion of the Company’s pipeline of potential drug candidates, and working capital and general corporate purposes.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.0001 per ADS, subject to adjustment as set forth therein, and will not expire until exercised in full. The Ordinary Warrants have an exercise price of $0.20 per ADS, subject to adjustment as set forth therein, are immediately exercisable, and will have a 5-year term from the issuance date. The Pre-Funded Warrants and, if at the time of exercise there is no effective registration statement registering the ADSs underlying the Ordinary Warrants, the Ordinary Warrants, may be exercised on a cashless basis.

A holder of the Warrants will not have the right to exercise any portion of its Pre-Funded Warrants and Ordinary Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ADSs or ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares (including ordinary shares represented by ADSs) in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

Under the Purchase Agreement, the Company has agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 60 days following the closing of the Offering, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of one year following the closing of the Offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, provided that the Company may issue ADSs and/or ordinary shares under an at the market offering program with the Placement Agent (as defined below) as the sales agent following the date that is 60 days after the closing of the Offering.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent a placement agent fee equal to 7% of the gross proceeds from the sale of the securities in the Offering, a management fee equal to 1% of the gross proceeds from the sale of the ADSs in the Offering, a non-accountable expense allowance of $25,000, $40,000 for accountable expenses and clearing fees of $15,950. The Placement Agent or its designees will also receive warrants (the “Placement Agent Warrants”) on substantially the same terms as the investors in the Offering in an amount equal to 5% of the aggregate number of ADSs sold in the Offering, or 2,500,000 ADSs, at an exercise price of $0.25 per ADS and expiration date of January 6, 2030.

The securities described above and to be issued in the Offering are being issued pursuant to a prospectus supplement dated as of January 6, 2025, which will be filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-276323) (the “Registration Statement”), which became effective on January 5, 2024, and the base prospectus dated as of January 5, 2024 contained in such Registration Statement. This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Pre-Funded Warrants and the Ordinary Warrants are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

A copy of the opinions of FISCHER (FBC & Co.) and Greenberg Traurig, P.A. relating to the legality of the securities are attached as Exhibit 5.1 and Exhibit 5.2 hereto, respectively.

The Company previously announced the Offering in a press release issued on January 6, 2025, which was included as an exhibit to a Report on Form 6-K filed with the SEC on the same day.

This Report on Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Forward Looking Statements

This Report of on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Report states that the Offering is expected to close on or about January 7, 2025. In fact, the closing of the Offering is subject to various conditions and contingencies as are customary in securities purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, this Offering may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

Attached hereto are the following exhibits:

Exhibit No.	Description

5.1	Opinion of FISCHER (FBC & Co.)

5.2	Opinion of Greenberg Traurig, P.A.

10.1	Form of Securities Purchase Agreement dated as of January 6, 2025, between BioLineRx Ltd. and the investors signatory thereto

10.2	Form of Pre-Funded Warrant

10.3	Form of Ordinary Warrant

23.1	Consent of FISCHER (FBC & Co.) (contained in Exhibit 5.1)

23.2	Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.2)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: January 7, 2025